Exhibit 12(n)

DuraVest, Inc. Names Dr. Ogan Gurel Chief Executive Officer

Company moves to next stage in its innovative product and market development

CHICAGO, Ill. - September 7, 2005 - DuraVest, Inc. (OTC BB: DUVT, XETRA:
DUV.ETR) today announced that Dr. Ogan Gurel, 41, has been named President and Chief Executive Officer. Gurel, who was also appointed to DuraVest's Board of Directors as well as the Board of Directors for Estracure, Inc. Concurrently, Mr. Friedrich W. Goebel, 42, was also appointed to the Board of DuraVest. This executive and board reorganization was completed on September 7, 2005.

As Petr Ondrousek, the Representative of the controlling shareholder Hunter Fund Ltd and Non-executive Director on the Board of Estracure Inc., noted: "These appointments of Dr. Gurel and Mr. Goebel mark the next stage in the corporate and product development of DuraVest and its 51% owned subsidiary Estracure, Inc.. The cardiovascular properties of 17-Beta-Estradiol, currently researched in Estracure under the leadership of Dr. Jean-Francois Tanguay, will establish, when clinically confirmed, a large technology base addressing a multi-billion dollar potential market. In order to benefit from these opportunities, both DuraVest and Estracure need to strengthen their corporate structures and involve additional talent with commercial experience." Mr. Ondrousek continued: "Dr. Gurel's 20 year background in healthcare and his experience with all sides of the industry - business, scientific and clinical, designate him as an ideal CEO for DuraVest, one who can successfully lead and guide the company through the complexity of issues and challenges faced at the current dynamic phase of the company's life cycle and into the future. Mr. Goebel's experience and network in the corporate finance and investment banking sector with a focus on biotechnology will be invaluable for the company's strategic direction and the prospects for further equity growth." "We are also looking forward to making further appointments to the DuraVest Board in the very near term that will strengthen the organization with other highly qualified individuals such as with Dr. Gurel and Mr. Goebel," Mr. Ondrousek concluded.

About Dr. Ogan Gurel

Dr. Gurel has been Chairman of the Aesis Research Group -which provides comprehensive, forward-looking information and research services to the healthcare and life science sector. Prior to the Aesis Group, Dr. Gurel was Vice President and Medical Director at Sg2 - a leading healthcare intelligence think-tank and consultancy serving hospitals and health systems. At Sg2, Ogan was the principal architect of the industry-leading Impact of Change(TM) healthcare utilization forecasting system and participated in a business development strategy that built the firm from startup to over $12M in revenues within three years. Dr. Gurel's business background also includes management consulting at Booz, Allen & Hamilton where he was engaged in a number of strategy projects for leading healthcare and life sciences clients. He has also served as an independent consultant to several medical device firms in which he was specifically involved with both European and FDA clinical trial development and oversight.


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Dr. Gurel also has deep experience in the basic sciences holding a B.A. cum laude in Biochemical Sciences from Harvard after which he was a Visiting Researcher at the Institut Laue-Langevin in Grenoble, France. During this time he conducted NMR-based structural studies of DNA and neutron diffraction-based analyses of membrane protein structure. He also holds an M.Phil. degree in Biochemistry & Molecular Biophysics from Columbia University where his research involved x-ray crystallographic structural studies of cytokines. His work has been published in the peer-reviewed scientific literature. Dr. Gurel is presently on the faculty at Roosevelt University where he teaches cellular and molecular biology, bioinformatics and mathematical modeling.

On the clinical side, he received his M.D. with honors (Alpha Omega Alpha) from the Columbia University College of Physicians & Surgeons. Dr. Gurel completed surgical internship at the Massachusetts General Hospital with a joint appointment as Clinical Fellow in Surgery at the Harvard Medical School. Dr. Gurel is also experienced in international medical relief work both during the NATO military campaign in Kosovo as well as in Turkey after the massive 1999 earthquake. With extensive experience in international settings, he is fluent in French, Turkish and German and has conversational ability in Russian.

About Mr. Friedrich W. Goebel

Mr. Goebel is CEO and the senior partner of VISCARDI AG. He heads the financial advisory services and merchant banking operations of VISCARDI . Mr. Goebel supervises the development and execution of all transactions and investments on behalf of VISCARDI. Additionally, he is responsible for all relationships within the VISCARDI network, venture capital and private equity firms, banks and regulators.

Prior to VISCARDI, Mr. Goebel was a Managing Director of the US investment bank SG Cowen, one of the most successful specialized banks in the fields of technology and health care. In 1997, Mr. Goebel prepared the opening of the German subsidiary in Munich, which he headed for two years. In the years 1996 - 1999 Mr. Goebel was responsible for many high profile German and US/German capital market transactions including transactions in the "location based entertainment industry". Before joining Cowen & Co. Mr. Goebel was responsible for the US investment banking activities of Bayerische Hypotheken- und Wechsel-Bank. During his tenure at Hypo Securities Inc., New York, the company successfully positioned itself in the US market. Between the years 1985 and 1993 Mr. Goebel held different positions within Bayerische Hypotheken- und Wechsel-Bank where he among other responsibilities was involved in numerous corporate and real estate financing transactions.

Mr. Goebel received his MBA from EAP - European School of Management, Paris-Oxford-Berlin, from which he graduated in 1987. He is a member of various advisory and supervisory boards of German and US technology and health care companies.



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About DuraVest, Inc.

DuraVest is a publicly traded holding company (OTC BB: DUVT, XETRA: DUV.ETR) that initiates strategic investments in leading edge medical technology. DuraVest identifies outstanding ideas in their preclinical stages and moves these to commercialization through key strategic partnerships whereby "bench to bedside" is brought to reality. The company's 51% owned subsidiary Estracure, Inc is currently developing next-generation coronary stenting products based on proprietary estrogen-based technologies that minimize restenosis and potentially prevent progression of coronary lesions. DuraVest is building the future of medicine now to create shareholder value and improve health.


DuraVest Contact:

Ogan Gurel, MD MPhil
Chief Executive Officer
DuraVest, Inc.
11 S. LaSalle Street, 5th Floor
Chicago, IL  60603-1238
U.S.A.
Tel: +1 (312) 423-2763
Email: gurel@DuraVestinc.com

Forward-Looking Statement:

Statements included in this press release which are not historical in nature, are intended to be, and are hereby identified as "Forward Looking Statements" for purposes of safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended. Forward Looking Statements may be identified by words including "anticipate", "await", "envision", "foresee", "aim at", "believe", "intends", "estimates" including without limitation, those relating to the Company's future business prospects, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the Forward Looking Statements. Readers are directed to the Company's filings with the U.S. Securities and Exchange Commission for additional information and a presentation of the risks and uncertainties that may affect the Company's business and results of operations.